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                                                                     EXHIBIT 4.6

                            AURORA ELECTRONICS, INC.
                         9477 WAPLES STREET, SUITE 150
                          SAN DIEGO, CALIFORNIA 92121


                                 MARCH   , 1998


Dear Stockholder:


     As you know, the Board of Directors of Aurora Electronics, Inc. (the "Company") has approved the merger (the "Merger") of a wholly-owned subsidiary of the Company with and into The Cerplex Group, Inc. ("Cerplex"). A Joint Proxy Statement/Prospectus, dated March 27, 1998, of the Company and Cerplex describing the Merger and other related transactions is included in this mailing.



     Also enclosed is a Prospectus, dated March 27, 1998 (the "Prospectus"), describing the offering (the "Rights Offering"), contemplated in connection with the Merger of 32,976 units ("Units"), each comprised of $83.33 principal amount of 10% Series B Senior Subordinated Notes Due December 31, 2004 and one share of 7% Senior Cumulative Convertible Preferred Stock, par value $0.01 per share, of the Company, at a Subscription Price of $183.33 per Unit in cash, pursuant to non-transferable rights (the "Rights") being distributed to holders of record of the Company's Common Stock ("Aurora Common Stock") on March 20, 1998 (the "Aurora Record Date"). You are encouraged to read the Prospectus carefully.


     Your attention is directed to the following:

     - You are entitled to one Right for every 189 shares of Aurora Common Stock held by you on the Aurora Record Date. No fractional Rights or cash in lieu thereof will be paid. One Right will entitle the holder to purchase one Unit at the subscription price ("Subscription Price") of $183.33 per Unit (the "Basic Subscription Privilege").

     - Each Rights holder who fully exercises his or her Basic Subscription Privilege is entitled to subscribe at the Subscription Price for Units that are not otherwise subscribed for by other Rights holders pursuant to the Basic Subscription Privilege (the "Additional Subscription Privilege"). If such additional subscriptions, however, exceed the number of Units available, such Units will be allocated among those holders who exercise the Additional Subscription Privilege based on the number of Units subscribed for by such holder pursuant to the Basic Subscription Privilege, as more fully described in the Prospectus.

     - The Rights Offering will expire at the Effective Time (as defined in the Prospectus) of the Merger, unless extended by the Company in its sole and absolute discretion.

     The Rights are not transferable and may only be exercised by the record owner. If your Aurora Common Stock is held in your name, a Subscription Certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in the Rights Offering.

     If you wish to exercise your Rights, you must do so by the Effective Time of the Merger. To do so, you (or, if applicable, your bank or broker) must complete, execute and return the Subscription Certificate, together with payment in full of the Subscription Price, to the Rights Agent by such time. Once you have exercised your Rights, such exercise may not be revoked.
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     Any questions or requests for assistance concerning the Rights Offering should be directed to the Rights Agent, American Stock Transfer & Trust Company, at the following telephone number: (800) 937-5449.

                                            Sincerely yours,

                                            George L. McTavish
                                            Chairman and Chief Executive Officer

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